Contact

www.linkedin.com/in/troyhelming (LinkedIn)
www.troyhelming.com (Personal)
www.PristineSun.com (Company)

Top Skills

Infrastructure
Power Transmission
Transmission

Languages

Spanish

Certifications

ISSIP Knowledge Sharing - Eminence

Publications

The Clean Power Revolution
The Clean Power Revolution

Patents

Tunneling for Underground Power & Pipelines
Tunnel Boring System
Floating Solar System

Troy Helming

Unicorn Founder, Modern-day Industrialist in Clean Energy, CEO & Founder of EarthGrid PBC, seasoned Founder, Author, Speaker, Elite Athlete

San Francisco, California, United States

Summary

I founded 2 of the most successful renewable energy companies in the USA: Tradewind Energy (largest wind developer in USA in 2017) & Pristine Sun (leading developer of community utility-scale solar farms in CA, WI, VT, MN, NC). I sit on the board of numerous solar and clean energy companies, and have been an advisor, investor, executive, or director of over a dozen successful companies.

I'm an American Ninja Warrior, competed on Season 10 (in LA-Universal Studios on NBC) and placed 8th in the world in the Over 40 category at the UNAA World Championships (Ultimate Ninja Athletic Association). Follow me @SolarNinjaTroy on Twitter, Instagram, FB & YouTube.

I'm the author of The Clean Power Revolution (2004) and creator of The Freedom Plan (2005): a blueprint to convert North American to 100% clean renewable energy. One of my driving goals is to save the US economy over $1 Trillion per year by eliminating our dependence on dirty fossil fuels.

Specialties: Executive management, Board seat, sales, marketing, contract negotiation, clean energy & utility project development, renewable energy, biodiesel, biofuels, solar, PV, wind, hydrogen.

Experience

EarthGrid, a Public Benefit Corporation

Founder & CEO
January 2016 - Present (9 years 6 months)
San Francisco Bay Area

EarthGrid, a public benefit corporation, is developing a network of tunnels to move clean renewable energy on underground power lines, connect underserved communities with Broadband, and offer clean water, ultra-fast

transportation, and E-commerce parcel movement...all underground at a fraction of the cost of conventional tunneling & boring techniques, thanks to our patented plasma tunnel boring robot.
Welcome to Infrastructure 2.0.

Green Reach Inc.
Clean Energy Executive, Advisor, Consultant, Board director
January 1997 - Present (28 years 6 months)
San Francisco Bay Area

I've been in solar for 40 years, and for ~25 years as a career. Clients include: Aypa Power (a Blackstone portfolios company), McKinsey, Goldman Sachs, Citigroup, Hartford, Bank of America, Merrill Lynch, Bain, Oaktree, many more.

In 1980, my family's dream home was completed in the Midwest (Kansas City area) & one of my chores was to maintain our solar system...well, just the one on our house - not THE solar system :)

So I've been in solar/clean energy a long time, and 2 of the companies I've created (Tradewind Energy, formerly KS Wind Power & Pristine Sun) have built, directly or indirectly with partners, > $10 Billion of clean energy infrastructure assets.

I wrote the book The Clean Power Revolution (published 2005), created The Freedom Plan (a method to power North America w 100% clean energy & stimulate the US economy by over $1 Trillion per year, including new transmission line networks, as updated occasionally in my various White Papers (available upon request as part of an engagement)), and I am the inventor of 2 cleantech patents (with several more currently in development):

1. Floatorack Corp - USPTO App# 15/796689 & 20180119994 for a floating, waterborne solar mounting system. http://www.freepatentsonline.com/y2018/0119994.html Video: https://www.youtube.com/watch?v=EYYRbIBk-54&feature=emb_logo

2. Red Gopher Cooperative PBC - USPTO App# 15/814311 & 20190085688 for a tunnel-boring robot that uses plasma to bore up to 200x faster & 95% cheaper than conventional tech. http://www.freepatentsonline.com/y2019/0085688.html

Traverse Fitness, Inc.

Chairman Of The Board

January 2018 - Present (7 years 6 months)

Richmond, California, United States

Chairman and Interim president for a while. Guided the team to close a large Pre-Seed funding round and tripled the valuation of the company, made substantial contributions to help the company earn a respectable profit (despite Covid, and it's a Gym!) in 2020 & 2021.

Pristine Sun Corporation

17 years 6 months

Chairman of the Board

January 2008 - Present (17 years 6 months)

San Francisco Bay Area

CEO & Founder

January 2008 - August 2018 (10 years 8 months)

San Francisco Bay Area

$250 Million of project equity investment raised in 2022. Company/portfolio value ~ $750 Million of projects built when I sold a portion of the company in 2017. Co-founder, CEO. Leading developer of small utility-scale and community solar power plants (ground-mounted, not rooftop). The company assets were sold primarily to two separate buyers in 2017: Industry Capital & New Island Capital, with additional solar farm assets sold to Renesola, Sky Solar, Enerparc & DGEP.

Petra

Early Employee

January 2018 - April 2020 (2 years 4 months)

Richmond, CA

I was an early employee at Arcbyt (the name before it became Petra). Petra is no longer in business as of 2024. EarthGrid acquired used equipment, and the remaining shared patents in 2024, from Petra.

KC Biofuels LLC

President & Founder

March 2006 - September 2008 (2 years 7 months)

I designed, built and operated a biodiesel refinery with 10 million gallon per year capacity. Feedstocks used were primarily used cooking oil (yellow grease), inedible chicken fat, beef tallow, and brown grease.

Krystal Energy Corporation

CEO & Founder

December 2002 - December 2007 (5 years 1 month)

Renewable energy products sales & distribution: solar systems, wind energy systems, energy saving / efficiency products for small businesses & homeowners.

Tradewind Energy, Inc.

CEO & Founder of Unicorn

January 1996 - December 2004 (9 years)

Lenexa, Kansas, United States

Original Founder of this Unicorn company. TradeWind became the #1 Wind Developer in the USA in 2017 (#3 in 2018) w > $30 Billion asset creation.
I led the team that acquired 100s of site leases across the Midwest, obtained LOIs with utilities for low-cost wind power, negotiated key strategic alliances & laid the foundation with early-stage development of the key sites that many years later were built into utility-scale wind farms.

Examples: the 250 MW ($500M) Smoky Hills Wind Farm and the 200 MW ($350M) Caney River Wind Farm + other sites. Raised $5M+ in seed angel investor capital before selling most of the company in 2003-2004.
We developed some of the first complex pro forma financial models for financing $150 MM + wind power projects in the US. I hired Rob Freeman, TradeWind's CEO, as well as Geoff Coventry & Matt Gilhousen as the 1st three employees of my company.

Kansas Wind Power was originally formed in 1996 as a sole proprietorship, then formed as a company in 2001, then later, was renamed TradeWind Energy (TWE) in 2005 when my successors formed a strategic partnership with an Italian Energy company, Enel. In 2019, TradeWind Energy was sold to Enel Green Power (EGP), which made EGP the largest wind and solar development in the world (as of Dec 2019, per their website).
E.g. https://www.bizjournals.com/kansascity/stories/2003/03/17/daily50.html

TeleTeam Consulting Inc.

President & Founder

May 1991 - December 1998 (7 years 8 months)

Kansas City, Missouri, United States

Telecom distributor: fiber optics bandwidth & related services (for Qwest Communications, etc.), hardware & cellular service distributor for Nextel wireless (#1 in the MO/KAN region and Kansas City area by sales of hardware

and account activations), Lucent Technologies/ AT&T / Avaya system distributor of PBX, key systems, automated attendant solutions and related hardware & software. Sold the entire communications network to Rockhurst College, including fiber/cable runs underground tying campus buildings together for voice & data communications.

AT&T
Sales Manager & Account Manager
May 1990 - August 1992 (2 years 4 months)

Made Achiever's Club 2 years' consecutive, one of top sales reps in company nationwide, 1st ever winner from MO/KAN branch of National Sales Training "Class Excellence" award.

Education

University of Kansas
Bachelor of Science, Business Administration and Management, General · (1986 - 1990)

Shawnee Mission North High School
· (1983 - 1986)